Doc. Control

[redacted]

02025401

NO ACT
P.E. 3-21-02
1-15126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 22, 2002

Act	34 Act
Section	§14 + §14(d)(5)
Rule	14e-5, 14d-11
Public Availability	July 22, 2002

Peter S. Wilson
Cravath, Swaine & Moore
825 Eighth Avenue
New York, New York 10019-7475

PROCESSED
AUG 07 2002
THOMSON
FINANCIAL

Re: Offer by RWE Aktiengesellschaft for Innogy Holdings plc
Division of Market Regulation File No.: TP 02-44

Dear Mr. Wilson:

This is in response to your letter dated March 21, 2002. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Section 14(d)(5) and Rule 14d-11 under the Securities Exchange Act of 1934 (Exchange Act). The Commission grants these exemptions so that RWE may keep the Subsequent Offering Period open for more than 20 U.S. business days, as permitted by the U.K. City Code on Takeovers and Mergers and as is customary in the United Kingdom.

Further, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action if RWE terminates the Initial Offer Period and ends withdrawal rights before the scheduled expiration of any Voluntary Extension not mandated by applicable law, so long as at the time of termination of withdrawal rights: (i) the Initial Offer Period has remained open for at least 20 U.S. business days; and (ii) all conditions to the Offer have been satisfied or waived. In this regard, we note that, in the case of a reduction in the minimum condition, RWE will act in accordance with the Commission's interpretation set forth in Section II.B. of Release No. 33-7759.

In addition to the relief described above, the Commission hereby grants an exemption from Rule 14e-5 under the Exchange Act on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (City Code);
- Innogy Holdings plc (Company), a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of ordinary shares (Shares) of the Company by RWE (Offeror), a company organized under the laws of the Federal Republic of Germany, or other nominees or brokers, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the City Code; and
- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Shares to the extent such information is made public in the United Kingdom pursuant to the City Code;
4. The Prospective Purchasers shall comply with any applicable rules of the United Kingdom Organizations including the City Code, the rules and regulations of the United Kingdom Listing Authority, and the rules and regulations of the London Stock Exchange;
5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares made during the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the London Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemptions from Section 14(d)(5) and Rule 14d-11 and Rule 14e-5 under the Exchange Act and the no-action position expressed above are based solely on your representations and the facts presented, and are strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view with respect to any other questions that this transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission,

By the Division of Corporation Finance
Pursuant to delegated authority,

Mauri L. Osheroff
Associate Director (Regulatory Policy)
Division of Corporation Finance

By the Division of Market Regulation
Pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

CRAVATH, SWAINE & MOORE

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR ENGLAND
TELEPHONE: 44-207-453-1000
FACSIMILE: 44-207-860-1150

SUITE 2609, ASIA PACIFIC FINANCE TOWER
3 GARDEN ROAD, CENTRAL
HONG KONG
TELEPHONE: 852-2509-7200
FACSIMILE: 852-2509-7272

WRITER'S DIRECT DIAL NUMBER

(212) 474-1767

CONFIDENTIAL TREATMENT REQUESTED

Securities Exchange Act of 1934
-- Sections 14(d) and 14(e)
and Rules 14d-11 and 14e-5

March 21, 2002

Recommended Cash Offer by RWE Aktiengesellschaft for Innogy Holdings plc

Ladies and Gentlemen:

We are writing on a confidential basis on behalf of RWE Aktiengesellschaft ("RWE"), a company organized under the laws of the Federal Republic of Germany. RWE, directly or through a subsidiary, intends to make a cash tender offer (the "Offer") for all the outstanding ordinary shares, nominal value 10p per share (the "Ordinary Shares"), of Innogy Holdings plc, a public limited company incorporated under the laws of England and Wales ("Innogy"), and all the American Depositary Shares representing Ordinary Shares (the "Ordinary ADSs"). RWE expects that the Offer would be recommended by the directors of Innogy. RWE currently intends to announce the Offer at the opening of business (London Time) on March 22, 2002, or soon thereafter (the "Announcement Date").

We respectfully request that the Securities and Exchange Commission (the "Commission") grant (i) exemptive relief from Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14d-11 thereunder, so as to permit RWE, under certain circumstances, to keep the Subsequent Offering Period (as defined below under Proposed Offer Structure) open beyond 20 U.S. business days[1] and (ii)

[1] We believe the exemptive relief we are requesting with respect to the subsequent offering period is consistent with the relief granted by the Commission in the following no-action letters: Schlumberger Limited Offer for Sema plc (available July 2, 2001); Amerada Hess Corporation

exemptive relief from Rule 14e-5 under the Exchange Act.[2] In addition, we are requesting that the Commission confirm that termination of any voluntary extension of the Initial Offer Period (as defined below under Proposed Offer Structure) prior to the scheduled expiration of such period will not be inconsistent with the applicable rules and regulations under the Exchange Act so long as the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived.

BACKGROUND

Innogy Holdings plc

Innogy, headquartered in Swindon, England, is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. According to Innogy's Form 20-F for the fiscal year ended March 31, 2001, Innogy is a vertically integrated U.K. energy group. It is comprised of the following lines of business: retail, trading and asset management, operations and engineering, cogeneration and renewables and new ventures. Innogy was formed as part of a demerger of National Power plc into two independent publicly traded companies in October 2000. For the fiscal year ended March 31, 2001, in accordance with accounting principles generally accepted in the United Kingdom, Innogy had group turnover of £3.9 billion and retained profit of £132 million. At March 31, 2001, Innogy had total assets of £3.2 billion.

The principal trading market for Ordinary Shares is the London Stock Exchange plc (the "London Stock Exchange"). The Ordinary ADSs, which are evidenced by the American Depositary Receipts, are listed on the New York Stock Exchange, Inc. Each Ordinary ADS represents ten Ordinary Shares. Ordinary Shares and Ordinary ADSs are registered pursuant to Section 12(b) of the Exchange Act.

On the basis of publicly available information, RWE believes that U.S. beneficial holders hold more than 10% but less than 40% of the Ordinary Shares (including those represented by Ordinary ADSs). More particularly, based in part on a beneficial ownership report of Ordinary Shares dated February 7, 2002, published by Citywatch, it was determined that as of the date of the report U.S. holders owned approximately 187 million Ordinary Shares (including those represented by Ordinary ADSs),

---

Offer for LASMO plc (available December 13, 2000); and Air Products and Chemicals, Inc. and L'Air Liquide, S.A. Offer for BOC Group plc (available March 10, 2000).

[2] We believe the exemptive relief we are requesting with respect to Rule 14e-5 is consistent with the relief granted by the Commission in the following no-action letters: Vinci Offer for TBI plc (available August 23, 2001); Schlumberger Limited Offer for Sema plc (available February 15, 2001); St David Capital plc Offer for Hyder plc (available August 1, 2000); WPD Limited Offer for Hyder plc (available May 31, 2000); St David Capital plc Offer for Hyder plc (available April 17, 2000); and BP Amoco p.l.c. Offer for Burmah Castrol Plc (available March 13, 2000).

which constitute 16.7% of the total outstanding Ordinary Shares (including those represented by Ordinary ADSs). RWE believes no shareholder holds more than 10% of the Ordinary Shares (including those represented by Ordinary ADSs).

RWE Aktiengesellschaft

RWE is a global multi-utility company that does business, through its subsidiaries and affiliates, in over 120 countries. Its core businesses are electricity, gas, water, and waste and recycling. RWE is headquartered in Essen, Germany. For the year ended June 30, 2001, in accordance with International Accounting Standards, RWE had net sales of €62.9 billion and net profit of €1.3 billion.

The principal trading market for shares of RWE is the Frankfurt Stock Exchange. Shares of RWE are not listed on any national securities exchange or quoted on The Nasdaq Stock Market, Inc. RWE furnishes certain information to the Commission pursuant to Rule 12g3-2(b) under the Exchange Act.

PROPOSED OFFER STRUCTURE

The Offer will be made in cash[3] and will be structured as a single offer made concurrently in the United Kingdom, the United States and certain other jurisdictions where the Offer may be legally extended. In accordance with customary practice in the United Kingdom, the Offer will be made on behalf of RWE by RWE's financial advisor.

The Offer will be structured to comply with (i) the rules and regulations of the United Kingdom Listing Authority and the London Stock Exchange, (ii) The City Code on Takeovers and Mergers (the "City Code") of the United Kingdom, and (iii) except as otherwise requested, Regulations 14D and 14E under the Exchange Act as they apply to offers that satisfy the conditions of Rule 14d-1(d)(1) (a "Tier II offer"). RWE's primary objective in structuring the Offer is to allow for participation by holders of the Ordinary Shares in the United Kingdom and the United States and holders of Ordinary ADSs, while complying with the generally applicable requirements in those jurisdictions to the greatest extent practicable. The offer document used in connection with the Offer (the "Offer Document") will be prepared with a view to complying with the

[3] Innogy shareholders (other than United States shareholders and certain other overseas shareholders), who validly accept the Offer will be able to elect to receive Loan Notes instead of some or all of the cash to which they would otherwise become entitled under the terms of the Offer. Loan Notes provide certain tax advantages to U.K. taxpayers. RWE does not propose to register the offering of Loan Notes under the Securities Act of 1933, as amended (the "Securities Act"), but, rather, intends to rely on Rule 903 of Regulation S under the Securities Act. Shareholders electing to receive Loan Notes will be required to certify that they are not U.S. persons (as defined in Regulation S). The Loan Notes will not be listed on any U.S. national securities exchange or quoted on The Nasdaq Stock Market, Inc.

applicable rules and regulations of the United Kingdom Listing Authority and the London Stock Exchange and with the City Code and, except as otherwise requested herein, the Exchange Act.

The Offer Document will be mailed to all holders of the Ordinary Shares in the United Kingdom and the United States and holders of Ordinary ADSs within 28 days of the Announcement Date, as required by Rule 30.1 of the City Code. The Offer will remain open for acceptance and withdrawal until the date it becomes or is declared unconditional (the "Initial Offer Period"). The Initial Offer Period cannot be less than 20 U.S. business days (from the mailing of the Offer Document) and can be extended for such additional period or periods as may be determined by RWE ("Voluntary Extensions") and as may be mandated by the provisions of Regulations 14D and 14E under the Exchange Act (subject to any exemptive relief granted herein) or the City Code ("Mandatory Extensions") but not beyond midnight on the 60th calendar day after mailing or such later date as to which The Panel on Takeovers and Mergers (the "Panel"), which administers the City Code, may agree.

Once the Offer becomes or has been declared unconditional (i.e., all conditions of the Offer have been satisfied or, where permissible, waived), RWE will have acquired all Ordinary Shares and all Ordinary ADSs with respect to which it has received valid acceptances (which have not been withdrawn) during the Initial Offer Period and will, in accordance with the City Code, pay for all such accepted Ordinary Shares and Ordinary ADSs within 14 calendar days.

If the Offer becomes or is declared unconditional, the Offer must, in order to comply with the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as RWE deems appropriate (the "Subsequent Offering Period"). All valid acceptances received during the Subsequent Offering Period will be paid for within 14 calendar days of the date of receipt. As permitted by the City Code and in accordance with U.K. practice, RWE intends to keep the Subsequent Offering Period open at least until the compulsory acquisition procedures under the U.K. Companies Act 1985 (the "Companies Act") are completed (which would normally be three months after an offer becomes unconditional). Rule 31.2 of the City Code requires that notice of the termination of the Subsequent Offering Period must be given not less than 14 calendar days prior to such termination. During the Subsequent Offering Period, acceptances (whether received before or during the Subsequent Offering Period) will not be capable of withdrawal.

Holders will be able to withdraw acceptances at any time prior to the specified time on the last day of the Initial Offer Period. If RWE were to waive a material offer condition within the meaning of Rule 14d-4(d), RWE would, in the absence of any exemptive relief granted by the Commission, follow the procedures discussed in Release No. 34-24296 (April 3, 1987) and extend the Initial Offer Period (during which holders are able to withdraw acceptances) for the applicable period of time. However, RWE may voluntarily extend the Initial Offer Period when it is not required to do so under either the Exchange Act or the applicable rules and regulations thereunder or the City Code. If RWE were to voluntarily extend the Initial Offer Period, in accordance with U.K. practice, RWE may terminate this period before its scheduled expiration date but to accommodate the requirements of the Exchange Act will do so only if the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived. Termination of the Initial Offer Period in these circumstances eliminates the uncertainty that would otherwise prevail if the Offer were to be treated as if it was still conditional, when in fact it is not, and enables accepting shareholders to receive their offer consideration at an earlier date. RWE anticipates that, in practice, any such early termination of a Voluntary Extension will occur only after RWE has given notice of a reduction in the percentage threshold in the acceptance condition as described below.

In accordance with the Commission's interpretation set forth in Section II.B of Release No. 33-7759 (the "Cross-Border Release"), the Offer will provide that RWE will make an announcement five U.S. business days prior to the date on which any reduction in the percentage threshold in the acceptance condition may be effected, stating the percentage to which the acceptance condition may be reduced. Any such announcement will be made through a press release and by placing an advertisement in a newspaper of national circulation in the United States. Any such announcement will advise shareholders to withdraw their acceptances immediately if their willingness to accept the Offer would be affected by a reduction of the acceptance condition. In addition, disclosure regarding the procedure for reducing the acceptance condition will be included in the Offer Document.

THE SUBSEQUENT OFFER PERIOD AND RULE 14D-11

Pursuant to Rule 14d-11 under the Exchange Act, offerors may elect to provide a Subsequent Offering Period of from three U.S. business days to 20 U.S. business days during which tenders will be accepted, if certain conditions are satisfied, but during which withdrawal rights will not apply.

As indicated above, in the United Kingdom transactions are usually structured so as to keep the Subsequent Offering Period open for a period longer than the mandatory 14 calendar days under the City Code, and longer than the 20 U.S. business days provided for under Rule 14d-11, often indefinitely, or at least until the compulsory acquisition procedures are completed (which would normally be three months after an offer becomes unconditional) so as to receive acceptances of 90% of the target company's outstanding shares and allow employees whose options vest on a change of control (usually when an offer is unconditional) to participate in the offer. Sometimes an offeror announces that the Subsequent Offering Period will be held open until further notice. In these circumstances, under the City Code, the offeror must give 14 calendar days notice prior to closing the Subsequent Offering Period.

RWE's goal is the acquisition of 100% ownership of Innogy. In a typical tender offer for a U.S. company, 100% ownership can be achieved through a second-step merger once a majority (or sometimes two-thirds) of the target company's stock is acquired in the tender offer. However, in a tender offer for a U.K. company, 100% ownership can be achieved through compulsory acquisition procedures only if, broadly, at least 90% of the target company's outstanding shares are acquired. Accordingly, for RWE's goal of 100% ownership to be achieved, 90% of the Ordinary Shares (including those represented by Ordinary ADSs) must be accepted in the Offer or be acquired in compliance with the Companies Act by or on behalf of RWE while the Offer is open for acceptance.

The expectation is that additional acceptances in the Subsequent Offering Period will cause the 90% goal to be reached and that the Subsequent Offering Period will be extended as permitted by the City Code to achieve the 90% goal. Provided such 90% level is reached within four months after the date the offer document is mailed to the target's shareholders, an offeror is then entitled to acquire the target company's remaining shares on the same terms as the offer pursuant to the compulsory acquisition provisions in the Companies Act.

RWE thus seeks permission to allow the Subsequent Offering Period to remain open for longer than 20 U.S. business days, in accordance with the City Code and the U.K. procedure as stated above. We do not believe that this request represents a material departure from the requirements of the Exchange Act, as we understand that all Ordinary Shares and Ordinary ADSs with respect to which acceptances have been received during the Subsequent Offering Period will, as a matter of English contract law, be acquired immediately upon receipt of the acceptances (i.e., ownership will pass to RWE on receipt of the acceptance) and paid for within 14 calendar days as required by Rule 31.8 of the City Code.

The Offer will be subject to several other conditions which are generally customary for U.K. offers of this type, including obtaining European antitrust clearance.

PURCHASES OUTSIDE THE OFFER AND RULE 14E-5

In the United Kingdom, purchases outside the Offer are permitted, subject to certain limitations, and such purchases are common in connection with offers for U.K. companies. Under the City Code, RWE and its advisors and brokers are permitted to purchase Ordinary Shares in the open market or otherwise prior to and during the conduct of, but outside, the Offer, subject to certain limitations, including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers and any of their respective affiliates, (ii) any advisors to the foregoing whose compensation is dependent on the completion of the offer and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by RWE and other covered persons acting on its behalf of Ordinary Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer.

Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to the level of any higher purchase price outside the Offer. In addition, under Rule 8.1 of the City Code any purchases outside the Offer by any party to the transaction (including the offeror and any advisor, broker or other financial institution acting as its agent) are required to be disclosed on a next-day basis to the London Stock Exchange and the Panel and this information is available for public inspection at the Company Announcements Office of the London Stock Exchange. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market.

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act--namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange"--would be satisfied if RWE, or financial institutions acting on its behalf, made purchases of, or arrangements to purchase, Ordinary Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5, on the conditions set forth below. We have been requested by RWE to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Ordinary Shares outside the United States in the absence of such exemptive relief.

IRREVOCABLE UNDERTAKINGS

Certain large institutional shareholders as well as the directors of Innogy, in each case outside of the United States, may be asked to, as is typical in U.K. takeovers, undertake irrevocably to accept the Offer in respect of their holdings of Ordinary Shares. No additional compensation will be paid to these shareholders and they will receive their offer consideration at the same time as the other Innogy shareholders that accept the Offer.

Under U.K. practice, an irrevocable undertaking is an agreement of a shareholder to accept an offer when made and, in some cases, to not accept a competing offer during the pendency of the first offer. An irrevocable undertaking is not treated by the City Code as a purchase, and the City Code permits bidders to enter into irrevocable undertakings at any time, subject to certain limitations. We note for emphasis that shares subject to an irrevocable undertaking are purchased in the tender offer, and consequently, count towards satisfying the minimum acceptance condition under the City Code. Acceptances of the Offer in respect of shares which are the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the Offer and the City Code. Accordingly we are not requesting exemptive relief from Rule 14e-5 with respect to the entering into of irrevocable undertakings.

REQUESTED EXEMPTIVE RELIEF AND CONFIRMATION

Based on the foregoing, we respectfully request on behalf of RWE exemptive relief for the Offer from the provisions of Section 14(d)(5) of the Exchange Act and Rule 14d-11 thereunder, to permit RWE to keep the Subsequent Offering Period open beyond 20 U.S. business days in compliance with the City Code.

Also, we request that the Commission confirm that termination of any voluntary extension of the Initial Offer Period prior to the scheduled expiration of such period will not be inconsistent with the applicable rules and regulations under the Exchange Act so long as the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived.

Finally, we respectfully request that RWE and any advisor, broker or other financial institution acting as its agent (the "Prospective Purchasers"), be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in the United Kingdom pursuant to the City Code;

(d) the Prospective Purchasers shall comply with any applicable rules of U.K. organizations, including the City Code and the rules and regulations of the United Kingdom Listing Authority and the London Stock Exchange;

(e) the Prospective Purchasers shall disclose to the Division of Market Regulation of the Commission (the "Division of Market Regulation"), upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution and price of purchase; and (2) if not executed on the London Stock Exchange, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified in clauses (e)(1) and (e)(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

CONCLUSION

Pursuant to Regulation 200.81, we respectfully request on behalf of RWE that this no-action and exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of RWE for the reason that certain of the facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

In view of the short timetable, we respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact me at (212) 474-1767 or Varun Gupta of this office at (212) 474-1354.

Very truly yours,

Peter S. Wilson

Dennis O. Garris, Esq.
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

James A. Brigagliano, Esq.
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549